UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

FORM 11-K
___________________

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 001-13300

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CAPITAL ONE FINANCIAL CORPORATION
ASSOCIATE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CAPITAL ONE FINANCIAL CORPORATION
1680 Capital One Drive
McLean, Virginia 22102

Capital One Financial Corporation Associate Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2023 and 2022

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1
Audited Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule:
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	13
Signature	33
Exhibit:
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of the Capital One Financial Corporation Associate Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Capital One Financial Corporation Associate Savings Plan (the Plan) as of December 31, 2023 and 2022, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2023 and 2022, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedules Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2023 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2018.
Tysons, Virginia
June 26, 2024

Capital One Financial Corporation Associate Savings Plan
Statements of Net Assets Available for Benefits

	December 31,	December 31,
	2023	2022
Assets:
Investments, at fair value	$9,525,596,578	$7,535,518,718
Investments, at contract value	547,036,140	595,204,203
Total investments	10,072,632,718	8,130,722,921
Receivables:
Notes receivable from participants, maturing through 2034, 3.25% - 10.5% interest rates	153,737,311	146,889,737
Other receivables	13,103,052	5,248,424
Total assets	10,239,473,081	8,282,861,082

Liabilities:
Other liabilities	7,079,174	4,961,441
Total liabilities	7,079,174	4,961,441
Net assets available for benefits	$10,232,393,907	$8,277,899,641

See Notes to Financial Statements.

Capital One Financial Corporation Associate Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2023	2022
Additions:
Investment income (loss):
Net appreciation (depreciation) of investments	$1,622,873,545	$(1,633,250,158)
Interest and dividends on investments	12,902,229	11,231,549
Net investment income (loss)	1,635,775,774	(1,622,018,609)
Interest income on notes receivable from participants	10,026,705	7,938,358
Contributions:
Employer	464,939,557	412,830,970
Participants	540,409,115	476,298,717
Rollovers	73,171,239	102,258,037
Total contributions	1,078,519,911	991,387,724
Total additions	2,724,322,390	(622,692,527)
Deductions:
Benefits paid to participants	755,861,523	554,015,616
Administrative expenses	13,966,601	16,549,767
Total deductions	769,828,124	570,565,383
Net increase (decrease) in net assets available for benefits	1,954,494,266	(1,193,257,910)
Net assets available for benefits:
Beginning of year	8,277,899,641	9,471,157,551
End of year	$10,232,393,907	$8,277,899,641

See Notes to Financial Statements.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

Note 1—Description of Plan

Effective January 1, 1995, Capital One Financial Corporation (the “Company”) established and adopted the Capital One Financial Corporation Associate Savings Plan (the “Plan”) for the benefit of its eligible employees.

The Benefits Committee of the Company is the Plan administrator and Fidelity Management Trust Company (the “Trustee”) was the Plan trustee for both the 2023 and 2022 plan years.
The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of the Company who are age 18 or older (including any related companies that adopt the Plan). Eligible employees are automatically enrolled in the Plan immediately upon hire unless they elect to opt-out of Plan participation. The Plan is a qualified defined contribution retirement plan with a cash or deferred arrangement under Internal Revenue Code (the "Code") Sections 401(a) and 401(k), respectively, and subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Under the Plan, participants can elect to make annual pre-tax and Roth contributions of no more than 50% of their eligible compensation, subject to Internal Revenue Service (“IRS”) limitations. The IRS limitation was $22,500 and $20,500 for 2023 and 2022, respectively. Participants who are age 50 or older at the end of a particular calendar year are permitted to make additional elective deferral contributions of $7,500 and $6,500 for 2023 and 2022, respectively. Participants may also contribute amounts representing distributions from other qualified plans as roll-over contributions.

The Company makes non-elective contributions to each eligible associate’s account and matches a portion of associate contributions. The Company’s contributions, which provide for a maximum annual Company contribution of up to 7.5% of eligible compensation, consist of two major components: (1) a basic safe-harbor non-elective contribution and (2) Company matching contribution.

The following table summarizes the Company's contribution structure under the Plan:

Contribution Type	Contribution Structure
1. Basic safe-harbor non-elective contribution	• 3% of eligible compensation
2. Company matching contribution
•    Up to 3% of eligible compensation, calculated as 100% Company match on the first 3% of associate deferrals
•    Up to 1.5% of eligible compensation, calculated as 50% Company match on the next 3% of associate deferrals

Total annual contribution opportunity	• Maximum of 7.5% of eligible compensation

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements
The basic safe-harbor non-elective contribution of 3% of eligible compensation, as defined in the Plan document, is made for all eligible employees regardless of employee contributions to the Plan. In addition, the Company makes matching contributions of up to 4.5% of a participant’s eligible compensation. The Company makes “true-up” matching contributions for participants who did not receive the full match to which participants would have been entitled if participants had contributed to the Plan ratably throughout the year. Employees who have made pre-tax and/or Roth contributions to the Plan during the Plan year are eligible for the Company matching contributions. The Company makes contributions on a per-pay period basis and new employees become immediately eligible for the Company’s matching contributions. All Company contributions are cash contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Allocations of Company contributions are determined based on participant contributions or eligible compensation, as defined in the Plan document. Allocations of Plan earnings are determined based upon the number of units of the Plan’s investment options in each participant’s account. The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account as of the date of record.

Vesting

Participant contributions and the Company’s basic safe-harbor non-elective contributions vest immediately, along with earnings on those contributions. The Company’s matching contributions plus actual earnings thereon vest after two years of service.

Forfeited Accounts

Excess forfeited balances of terminated participants’ non-vested accounts, after payment of administrative expenses, are used to reduce future Company contributions. Forfeited non-vested accounts totaled $11,942,378 and $6,475,033 as of December 31, 2023 and 2022, respectively. Forfeitures used to reduce the Company contributions totaled $7,545,018 in 2023, and $8,549,833 in 2022.

Investment Options

All investments in the Plan are participant-directed. Participants may change their investment options at any time. As of December 31, 2023, the Company offered 22 investment options, which are summarized below:

•Capital One Stable Value Fund (Invesco)—Monies are invested in a diversified portfolio of investment contracts issued by high quality insurance companies and banks, with each contract carrying a crediting rate of interest and backed by high quality securities.

Total registered investment companies

•Fidelity Global ex U.S. Index Fund—Monies are primarily invested in securities included in the MSCI ACWI (All Country World Index) ex USA Index and in depository receipts representing securities included in the index, which broadly represents the performance of foreign developed and emerging stock markets.

White Label Funds

•U.S. Large Cap Equity Fund—Monies are primarily invested in common stocks included in the Russell 1000 Index, which broadly represents the performance of large capitalization companies publicly traded in the U.S.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements
•U.S. Small/Mid Cap Equity Fund—Monies are primarily invested in common stocks included in the Russell 2500 Index, which broadly represents the performance of small to mid-capitalization companies publicly traded in the U.S.

•International Equity Fund—Monies are primarily invested in securities included in the MSCI ACWI (All Country World Index) ex USA Index and in depository receipts representing securities included in the index, which broadly represents the performance of foreign developed and emerging stock markets.

Fidelity Brokerage Link

•Fidelity BrokerageLink—This self-directed option allows participants to invest in mutual funds and other investment options beyond the investment options offered directly through the Plan.

Collective Investment Funds

•BlackRock LifePath Index Non-Lendable Fund (2025, 2030, 2035, 2040, 2045, 2050, 2055, 2060, 2065, and Retirement)—Each fund is a broadly diversified portfolio, tailored to the investment horizon of the fund. The name of each fund (e.g., BlackRock LifePath 2045) represents the year during which participants will most likely begin to draw income and/or principal from their investment. The LifePath funds are the default investment choices unless participants choose otherwise. The investment is a “qualified default investment alternative” for purposes of ERISA.

•BlackRock Russell 2500 Index Fund—Monies are primarily invested in common stocks included in the Russell 2500 Index, which broadly represents the performance of small to mid-capitalization companies publicly traded in the U.S.

•BlackRock Strategic Completion Non-Lendable Fund—Monies are primarily invested in inflation-sensitive asset classes, such as U.S. treasury inflation protected securities, real estate investment trusts and commodities.

•BlackRock U.S. Debt Index Non-Lendable Fund— Monies are primarily invested in debt securities included in the Bloomberg U.S. Aggregate Bond Index, which broadly represents the performance of intermediate duration debt securities publicly traded in the U.S.

•State Street S&P 500 Index Non-Lending Series Fund—Monies are primarily invested in common stocks included in the S&P 500 Index, which broadly represents the performance of large capitalization companies publicly traded in the U.S.

•Prudential Core Plus Bond Fund (Class 5)—Monies are primarily invested in debt securities meant to outperform the Bloomberg U.S. Aggregate Bond Index, which broadly represents the performance of debt securities publicly traded in the U.S.

Capital One Stock Fund

•Capital One Stock Fund—Monies are invested in a unitized trust fund which primarily invests in shares of the Company’s common stock, as well as in short-term investments to provide for the Capital One Stock Fund's estimated liquidity needs.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements
Notes Receivable from Participants

Participants may elect to borrow from their fund accounts a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms typically range from one to five years, but can extend up to ten years if used toward the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate commensurate with prevailing rates as determined by the Benefits Committee (currently at a rate of Prime plus 2%). Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of Benefits

A participant may elect to receive an amount up to the vested value of his or her account through a lump-sum cash distribution upon the participant’s death, hardship, retirement, termination of service or for other reasons as governed by the Plan document. If the participant has invested in the Capital One Stock Fund, he or she may elect to receive distributions of whole shares of common stock with fractional shares paid in cash.

Administrative Expenses

Administrative expenses consist primarily of record keeping, investment management, and advisory fees paid to the Trustee. Record keeping and investment management fees are paid by the plan participants. Advisory fees to the Trustee are paid either out of Plan forfeitures or by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in any unvested amounts in their accounts.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements of the Plan have been prepared in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”). The Financial Statements of the plan are prepared on an accrual basis of accounting. Benefits are recorded when paid. The preparation of financial statements in accordance with U.S. GAAP requires management to make a number of judgments, estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. These estimates are based on information available as of the date of the financial statements. While management makes its best judgment, actual amounts or results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value with the exception of fully benefit-responsive investment contracts, which are reported at contract value. Securities transactions are recorded as of the trade date.

The fair value of shares of registered investment companies is based on quoted market prices, which represent the net asset values of shares held by the Plan as of year end.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements
Capital One Stock Fund is not traded on an active market. The unit value of the Capital One Stock Fund is based on the closing price of the Company’s stock and the value of the money market component on the last business day of the Plan year. The Company’s stock is listed and traded on the New York Stock Exchange.

Collective investment trusts are classified as Level 2 in the fair value hierarchy as of December 31, 2023 and 2022. Each collective investment trust provides for daily redemptions by the Plan at reported net asset value per share, with no advance notice requirements for participants and 30 days advance notice requirement for the Plan. There were no unfunded commitments as of December 31, 2023 and 2022.

Self-managed funds are invested in underlying market securities that are traded on active markets and common collective trusts. The unit value for each fund is based on the closing price of the underlying sub-advisor stock and market holdings.

The Plan’s investment in the Invesco Stable Value Fund has underlying investments in guaranteed investment contracts (“GICs”), synthetic GICs, and cash equivalents, and is measured and accounted for based on contract value. The contract value is equal to the principal balance plus accrued interest, which represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Interest income on investments is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation or depreciation of investments is reflected in statements of changes in net assets available for benefits.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Management has evaluated notes receivable from participants for collectability and has determined that no allowance is considered necessary.

Risks and Uncertainties

The Plan invests in many types of investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 3—Investments

The Plan’s investments are held in a trust administered by the Trustee. A complete listing of the Plan’s investments as of December 31, 2023 is included in the Supplemental Schedule—Schedule H, Line 4i—Schedule of Assets (Held at End of Year).

Fully Benefit-Responsive Investment Contracts

Capital One's Stable Value Fund from Invesco (the “Fund”) invests primarily in investment contracts such as traditional GICs and synthetic GICs. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. In a traditional GIC, the issuer takes a deposit from the Fund and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements
principal and a specified rate of interest guaranteed to the Fund. The interest crediting rate is based on a formula established by the contract issuer. With traditional GICs, the Fund owns only the contract itself.

A synthetic GIC includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Fund in certain circumstances. With synthetic GICs, the underlying investments are owned by the Fund and held in trust for Plan participants. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investment, through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate of less than zero would result in a loss of principal or accrued interest. The key factors that influence future interest crediting rates for a wrapper contract include the level of market interest rates, the amount and timing of participant contributions, transfers and withdrawals into and out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract and the duration of the underlying investments backing the wrapper contract. As of both December 31, 2023 and 2022, all of the investment contracts in the Fund were synthetic GICs.

Certain circumstances may limit the Plan’s ability to execute transactions of the Fund at contract value with the contract issuer. These circumstances include termination of the Plan, a material adverse change to the provisions of the Plan, the Company making an election to withdraw from a wrapper contract in order to switch to a different investment provider, or the terms of a successor Plan (in the event of spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for the issuance of a clone wrapper contract. Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. If one of these events occurred, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).

The Plan administrator believes that the events noted above that limit the Plan’s ability to execute transactions at contract value are unlikely to occur.

Note 4—Fair Value Measurement

Fair value, also referred to as an exit price, is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. The fair value accounting guidance provides a three-level fair value hierarchy for classifying financial instruments. This hierarchy is based on the markets in which the assets or liabilities trade and whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. The fair value measurement of a financial asset or liability is assigned a level based on the lowest level of any input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described below:

Level 1:	Valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Valuation is based on observable market-based inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Valuation is generated from techniques that use significant assumptions not observable in the market. Valuation techniques include pricing models, discounted cash flow methodologies or similar techniques.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements
The accounting guidance for fair value measurements requires that management maximize the use of observable inputs and minimize the use of unobservable inputs in determining the fair value. The calculation of fair value is based on market conditions as of each statement of net assets available for benefits date and may not be reflective of the ultimate realizable value.

Assets Measured at Fair Value on a Recurring Basis

The following tables display the Plan’s assets measured on the statements of net assets available for benefits at fair value on a recurring basis as of December 31, 2023 and 2022:

	December 31, 2023
	Level 1	Level 2	Total
Investments, at fair value:
Registered investment companies	$199,329,199	—	$199,329,199
Collective investment trusts	—	$6,693,603,425	6,693,603,425
Self-managed funds	1,543,130,051	462,037,351	2,005,167,402
Fidelity Brokerage Link	232,128,420	—	232,128,420
Capital One Stock Fund	395,368,132	—	395,368,132
Total plan assets, at fair value			$9,525,596,578

	December 31, 2022
	Level 1	Level 2	Total
Investments, at fair value:
Registered investment companies	$168,892,886	—	$168,892,886
Collective investment trusts	—	$5,160,576,747	5,160,576,747
Self-managed funds	1,403,074,237	406,299,802	1,809,374,039
Fidelity Brokerage Link	102,897,990	—	102,897,990
Capital One Stock Fund	293,777,056	—	293,777,056
Total plan assets, at fair value			$7,535,518,718

Note 5—Income Tax Status

The Plan has received a determination letter from the IRS dated April 25, 2016, stating that the Plan is qualified under Section 401(a) of the Code, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has assessed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements
Note 6—Transactions with Parties-in-Interest

The following table summarizes the fair value of transactions within certain Plan investment options that are considered to be party-in-interest transactions as of December 31, 2023 and 2022, for which a statutory exception exists:

	December 31,	December 31,
	2023	2022
U.S. Large Cap Equity Fund	$997,407,472	$857,369,818
U.S. Small/Mid Cap Equity Fund	584,955,850	594,839,308
Capital One Stock Fund	395,368,132	293,777,056
International Equity Fund	422,804,080	357,164,913
Fidelity Global ex U.S. Index Fund	199,329,199	168,892,886
Notes receivable from participants	153,737,311	146,889,737
Fidelity BrokerageLink	232,128,420	102,897,990
IGT Dodge & Cox Core Fixed Income Fund	26,397,531	27,840,094

The Plan recognized administrative expense paid to the Trustee and other parties-in-interest of $13,966,601 and $16,549,767 in 2023 and 2022, respectively.

Note 7—Reconciliation of Financial Statements to Form 5500

The following table presents a reconciliation of net assets available for benefits as of December 31, 2023 and 2022 per the financial statements to the net assets available for benefits per Form 5500:

	December 31,	December 31,
	2023	2022
Net assets available for benefits:
Net assets available for benefits, per the financial statements	$10,232,393,907	$8,277,899,641
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(30,172,806)	(42,031,658)
Benefits payable to participants	(4,828,627)	(1,491,084)
Loans deemed distributed	(3,803,796)	(3,305,944)
Net assets available for benefits, per Form 5500	$10,193,588,678	$8,231,070,955

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements
The following table presents a reconciliation of net income for the year ended December 31, 2023 and 2022 per the financial statements to the net income per Form 5500:

	Year Ended December 31,
	2023	2022
Net income (loss):
Net increase (decrease) in net assets available for benefits, per the financial statements	$1,954,494,266	$(1,193,257,910)
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	42,031,658	(10,494,952)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(30,172,806)	(42,031,658)
Change in benefits payable to participants	(3,337,543)	2,240,104
Change in deemed loans distributions	(497,852)	(514,561)
Net income (loss), per Form 5500	$1,962,517,723	$(1,244,058,977)

Capital One Financial Corporation Associate Savings Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2023

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value
		Shares/Rate		(e) Current Value
	Registered investment companies (“RIC”):
*	Fidelity Global ex U.S. Index Fund	14,156,903	shares	$199,329,199
	Collective investment trusts (“CIT”):
	State Street S&P 500 Index Fund	19,628,260	shares	2,030,358,878
	BlackRock LifePath 2050	14,125,698	shares	702,051,260
	BlackRock LifePath 2045	13,797,521	shares	649,279,663
	BlackRock LifePath 2055	16,899,471	shares	609,316,310
	BlackRock LifePath 2040	12,322,262	shares	535,375,998
	BlackRock LifePath 2035	10,421,135	shares	412,884,203
	BlackRock LifePath 2060	18,939,910	shares	388,690,753
	BlackRock LifePath 2030	8,462,573	shares	301,727,573
	Prudential Core Plus Bond Fund	1,433,249	shares	258,658,402
	BlackRock Russell 2500 Index Fund	5,295,905	shares	237,795,947
	BlackRock U.S. Debt Index	12,253,549	shares	184,217,764
	BlackRock LifePath 2025	5,328,080	shares	169,687,238
	BlackRock LifePath 2065	7,216,056	shares	105,575,784
	BlackRock LifePath Retirement	3,602,358	shares	89,170,752
	BlackRock Strategic Completion	1,402,672	shares	18,812,900
	Self-managed funds:
* **	U.S. Large Cap Equity Fund	Various RIC, CIT, and common stocks		997,407,472
* **	U.S. Small/Mid Cap Equity Fund	Various RIC, CIT, and common stocks		584,955,850
* **	International Equity Fund	Various RIC and CIT		422,804,080
*	Participant-directed brokerage accounts:
	Fidelity BrokerageLink	Various mutual funds and common stocks		232,128,420
	Fully benefit-responsive investment contracts (synthetic):
	IGT Invesco Short Term Bond Fund			237,765,502
	IGT Jennison Intermediate Fund			52,703,005
	IGT Invesco Intermediate Fund			52,692,687
	IGT Pimco Core Fixed Income Fund			26,450,098
	IGT Loomis Sayles Core Fixed Income Fund			26,411,745
*	IGT Dodge & Cox Core Fixed Income Fund			26,397,531
	IGT Invesco Core Fixed Income Fund			26,379,928
	IGT Pimco Intermediate Fund			26,366,572
	IGT Loomis Sayles Intermediate Fund			26,357,044
	Wrapped holdings	531,696,917	shares	501,524,112
	Cash & equivalents	15,339,224	par	15,339,224
	Capital One Stable Value Fund (Invesco)			516,863,336
*	Capital One Stock Fund:
	Corporate common stock	2,948,025	shares	386,545,038
	Cash & equivalents	8,823,094	par	8,823,094
	Capital One Stock Fund			395,368,132
	Total investments			10,042,459,914
*	Notes receivable from participants, maturing through 2034	3.25% - 10.5% interest rates		149,933,515
	Total as of December 31, 2023			$10,192,393,429
__________
* Indicates a party-in-interest to the Plan.
** Detailed holding listing follows this supplemental schedule
Note: Column (d) is not applicable as all investments are participant-directed.

Capital One Financial Corporation Associate Savings Plan

Appendix to Schedule H, Line 4i

Account Name	Total Value of Holdings	Security Identifier	Security Description	Shares/Par	Total Value
U.S. Large Cap Equity Fund	$998,746,491.64	857444590	STATE STREET S&P 500 INDEX NON-LENDING SERIES FUND	307,426	$31,797,023.28
		FGD194000	CAPITAL ONE LSV LCV SMA	14,255,785	$254,708,115.33
		FGD196000	CAPITAL ONE MACQUARIE LCV	17,629,439	$275,213,176.05
		FGD200000	CAPITAL ONE POLEN LCG SMA	12,961,083	$206,171,948.78
		FGD205000	CAPITAL ONE T ROWE LC GR	12,854,737	$230,858,213.77
					$966,951,453.93
U.S. Large Cap Equity Fund Total					$998,748,477.21
CAPITAL ONE JACKSON SMID	$102,522,578.48	CASH	(CASH)	(3,350,739)	$(3,350,738.61)
					$(3,350,738.61)
		054540208	AXCELIS TECHNOLOGIES INC	12,331	$1,599,207.39
		090043100	BILL HOLDINGS INC	38,537	$3,144,233.83
		09073M104	BIO TECHNE CORP	59,150	$4,564,014.00
		159864107	CHARLES RIVER LABS INTL INC	13,842	$3,272,248.80
		184496107	CLEAN HARBORS INC	22,551	$3,935,375.01
		25659T107	DOLBY LABORATORIES INC CL A	999	$86,093.82
		29109X106	ASPEN TECHNOLOGY INC	20,867	$4,593,870.05
		29362U104	ENTEGRIS INC	27,350	$3,277,077.00
		302491303	FMC CORP NEW	45,453	$2,893,069.91
		384109104	GRACO INC	47,276	$4,101,665.76
		39874R101	GROCERY OUTLET HOLDING CORP	161,328	$4,349,402.88
		428291108	HEXCEL CORPORATION	37,902	$2,795,272.50
		443201108	HOWMET AEROSPACE INC	56,261	$3,044,845.32
		50212V100	LPL FINL HLDGS INC	6,340	$1,443,110.80
		518415104	LATTICE SEMICONDUCTOR CORP	27,079	$1,868,180.21
		52603A208	LENDINGCLUB CORP	332,868	$2,909,266.32
		57060D108	MARKETAXESS HLDGS INC	16,840	$4,931,594.00
		574795100	MASIMO CORP	30,199	$3,539,624.79
		60855R100	MOLINA HEALTHCARE INC	6,399	$2,312,022.69
		650111107	NEW YORK TIMES CO CL A	128,498	$6,295,117.02
		679295105	OKTA INC CL A	32,305	$2,924,571.65
		69404D108	PACIFIC BIOSCIENES OF CALI INC	347,925	$3,413,144.25
		70614W100	PELOTON INTERACTIVE INC CL A	209,048	$1,273,102.32
		78351F107	RYAN SPECIALTY HOLDINGS INC	55,305	$2,379,221.10
		82489T104	SHOCKWAVE MEDICAL INC	11,121	$2,119,217.76
		82982L103	SITEONE LANDSCAPE SUPPLY INC	29,827	$4,846,887.50

Capital One Financial Corporation Associate Savings Plan

		852312305	STAAR SURGICAL CO NEW	66,882	$2,087,387.22
		918204108	VF CORP	98,275	$1,847,570.00
		929740108	WESTINGHOUSE AIR BRAKE TECH CORP	23,201	$2,944,206.90
		934550203	WARNER MUSIC GRP CORP CL A	110,264	$3,946,348.56
		98311A105	WYNDHAM HOTELS & RESORTS INC	61,617	$4,954,622.97
		BFXCLC6	ELASTIC NV	26,061	$2,937,074.70
		BFZCHN7	WIX.COM LTD	41,081	$5,053,784.62
		JYV226000	GCI LIBERTY INC CL A ESCROW LINE	36,677	$0.37
					$105,682,432.02
		262006208	Dreyfus Government Cash Mgmt Instl	316,674	$319,000.80
					$319,000.80
					$102,650,694.21
CAPITAL ONE LSV LCV SMA	$254,572,078.54	CASH	(CASH)	108,363	$108,363.40
					$108,363.40
		001055102	AFLAC INC	35,700	$2,945,250.00
		001084102	AGCO CORP	18,600	$2,258,226.00
		00206R102	AT&T INC	208,700	$3,501,986.00
		00287Y109	ABBVIE INC	4,700	$728,359.00
		011659109	ALASKA AIR GROUP INC	20,400	$797,028.00
		013091103	ALBERTSONS COS INC	52,700	$1,212,100.00
		01973R101	ALLISON TRANSMISSION HLDGS INC	18,800	$1,093,220.00
		02209S103	ALTRIA GROUP INC	38,400	$1,586,688.00
		025932104	AMERICAN FINL GROUP INC OHIO	6,500	$772,785.00
		026874784	AMERICAN INTERNATIONAL GROUP	41,200	$2,791,300.00
		03076C106	AMERIPRISE FINANCIAL INC	7,300	$2,772,759.00
		031162100	AMGEN INC	10,500	$3,024,210.00
		031652100	AMKOR TECHNOLOGY INC	67,100	$2,232,417.00
		035710839	ANNALY CAPITAL MGMT INC REIT	26,600	$532,532.00
		03743Q108	APA CORP	23,400	$839,592.00
		038222105	APPLIED MATERIALS INC	10,700	$1,734,149.00
		039483102	ARCHER DANIELS MIDLAND CO	18,900	$1,364,958.00
		042735100	ARROW ELECTRONICS INC	10,900	$1,332,525.00
		045487105	ASSOCIATED BANC CORP	55,300	$1,182,867.00
		047649108	ATKORE INC	12,000	$1,920,000.00
		04911A107	ATLANTIC UN BANKSHARES CORP	22,000	$803,880.00
		05329W102	AUTONATION INC	7,000	$1,051,260.00
		053807103	AVNET INC	14,600	$735,840.00

Capital One Financial Corporation Associate Savings Plan

060505104	BANK OF AMERICA CORPORATION	40,800	$1,373,736.00
06652K103	BANKUNITED INC	32,300	$1,047,489.00
08579W103	BERRY GLOBAL GROUP INC	20,900	$1,408,451.00
086516101	BEST BUY CO INC	10,000	$792,000.00
09739D100	BOISE CASCADE CO	9,000	$1,164,240.00
099724106	BORGWARNER INC	31,000	$1,111,350.00
105368203	BRANDYWINE REALTY TRUST	81,200	$438,480.00
110122108	BRISTOL-MYERS SQUIBB CO	61,800	$3,170,958.00
125523100	CIGNA GROUP (THE)	7,600	$2,275,820.00
126117100	C N A FINANCIAL CORP	22,100	$935,051.00
126650100	CVS HEALTH CORP	42,300	$3,340,008.00
13057Q305	CALIFORNIA RES CORP	26,500	$1,449,020.00
14040H105	CAPITAL ONE FINANCIAL CORP	14,300	$1,875,016.00
14149Y108	CARDINAL HEALTH INC	19,800	$2,005,751.88
146229109	CARTERS INC	12,100	$906,169.00
15135B101	CENTENE CORP	18,100	$1,343,201.00
165167735	CHESAPEAKE ENERGY CORP	10,700	$823,258.00
17275R102	CISCO SYSTEMS INC	58,000	$2,930,160.00
172967424	CITIGROUP INC	53,100	$2,731,464.00
174610105	CITIZENS FINANCIAL GROUP INC	51,600	$1,710,024.00
20030N101	COMCAST CORP CL A	111,200	$4,876,120.00
205887102	CONAGRA BRANDS INC	40,200	$1,152,132.00
20825C104	CONOCOPHILLIPS	14,600	$1,694,622.00
2256908	AMDOCS LTD	14,800	$1,307,210.00
231021106	CUMMINS INC	9,100	$2,180,087.00
2353058	FLEX LTD	35,900	$1,093,514.00
23918K108	DAVITA INC	8,910	$933,411.60
24703L202	DELL TECHNOLOGIES INC CL C	30,100	$2,302,650.00
247361702	DELTA AIR INC	25,400	$1,021,842.00
253393102	DICKS SPORTING GOODS INC	14,000	$2,057,300.00
254423106	DINE BRANDS GLOBAL INC	11,300	$566,808.00
254543101	DIODES INC	8,500	$684,420.00
254709108	DISCOVER FIN SVCS	16,000	$1,798,400.00
2556868	EVEREST GROUP LTD	4,600	$1,626,468.00
27579R104	EAST WEST BANCORP INC	14,200	$1,021,690.00
277432100	EASTMAN CHEMICAL CO	11,600	$1,051,308.00
278642103	EBAY INC	41,500	$1,810,230.00

Capital One Financial Corporation Associate Savings Plan

281020107	EDISON INTL	12,000	$867,240.00
292562105	ENCORE WIRE CORPORATION	4,600	$982,560.00
29272W109	ENERGIZER HLDGS INC	17,900	$567,072.00
30231G102	EXXON MOBIL CORP	55,600	$5,558,888.00
302520101	FNB CORP PA	71,400	$983,178.00
30303M102	META PLATFORMS INC CL A	5,500	$1,946,780.00
31428X106	FEDEX CORP	9,900	$2,515,743.00
31847R102	FIRST AMERICAN FINANCIAL CORP	5,810	$374,396.40
345370860	FORD MOTOR CO	82,700	$1,008,113.00
35137L105	FOX CORP CL A	47,900	$1,421,193.00
36162J106	GEO GROUP INC	56,600	$612,978.00
37045V100	GENERAL MOTORS CO	67,400	$2,421,008.00
375558103	GILEAD SCIENCES INC	34,100	$2,762,441.00
37940X102	GLOBAL PAYMENTS INC	11,300	$1,435,100.00
38141G104	GOLDMAN SACHS GROUP INC	8,000	$3,086,160.00
388689101	GRAPHIC PACKAGING HOLDING CO	56,000	$1,386,000.00
397624107	GREIF INC CL A	12,100	$799,931.00
403949100	HF SINCLAIR CORP	19,200	$1,066,944.00
40412C101	HCA HEALTHCARE INC	6,700	$1,813,556.00
40434L105	HP INC	90,700	$2,754,159.92
416515104	HARTFORD FINL SVCS GROUP INC	30,500	$2,451,590.00
42824C109	HEWLETT PACKARD ENTERPRISE CO	82,600	$1,413,286.00
431571108	HILLENBRAND INC	7,200	$344,520.00
44107P104	HOST HOTELS & RESORTS INC	57,800	$1,151,376.00
443320106	HUB GROUP INC CL A	9,850	$905,609.00
446413106	HUNTINGTON INGALLS INDUSTRIES INC	3,400	$882,776.00
45337C102	INCYTE CORP	13,900	$872,781.00
456237106	INDUSTRIAL LOGISTICS PROPERTIES TR	36,300	$170,610.00
45688C107	INGEVITY CORP	12,020	$567,584.40
457187102	INGREDION INC	13,500	$1,475,685.00
458140100	INTEL CORP	33,900	$1,703,475.00
459200101	INTL BUS MACH CORP	6,300	$1,030,365.00
46625H100	JPMORGAN CHASE & CO	11,300	$1,922,130.00
466313103	JABIL INC	11,700	$1,490,580.00
466367109	JACK IN THE BOX INC	9,295	$758,750.85
478160104	JOHNSON & JOHNSON	14,900	$2,335,426.00
493267108	KEYCORP	9,100	$131,040.00

Capital One Financial Corporation Associate Savings Plan

500754106	KRAFT HEINZ CO	63,180	$2,336,396.40
501044101	KROGER CO	63,200	$2,888,872.00
505336107	LA Z BOY INC	21,400	$790,088.00
526057104	LENNAR CORP CL A	22,500	$3,353,400.00
534187109	LINCOLN NATIONAL CORP	24,200	$652,674.00
539830109	LOCKHEED MARTIN CORP	3,700	$1,676,988.00
55261F104	M&T BANK CORP	8,210	$1,125,426.80
55616P104	MACYS INC	36,200	$734,331.48
56418H100	MANPOWERGROUP INC	8,800	$699,336.00
56585A102	MARATHON PETROLEUM CORP	17,700	$2,625,972.00
57164Y107	MARRIOTT VACATIONS WORLD	5,700	$488,205.00
58155Q103	MCKESSON CORP	5,700	$2,642,520.00
58933Y105	MERCK & CO INC NEW	50,000	$5,489,500.00
59156R108	METLIFE INC	30,400	$2,010,352.00
60871R209	MOLSON COORS BEVERAGE CO B	48,400	$2,962,564.00
615394202	MOOG INC CL A	5,320	$770,229.60
617446448	MORGAN STANLEY	11,900	$1,109,675.00
62886E108	NCR VOYIX CORP	15,000	$253,650.00
629377508	NRG ENERGY INC	34,100	$1,762,970.00
63001N106	NCR ATLEOS CORP	7,500	$182,175.00
63938C108	NAVIENT CORP	68,400	$1,273,608.00
64110D104	NETAPP INC	8,900	$784,624.00
651587107	NEWMARKET CORP	2,600	$1,425,008.00
65336K103	NEXSTAR MEDIA GROUP INC	9,411	$1,475,174.25
67623C109	OFFICE PROPERTIES INCOME TRUST	21,100	$154,452.00
68622V106	ORGANON & CO	4,550	$65,611.00
688239201	OSHKOSH CORP	11,200	$1,214,192.00
690742101	OWENS CORNING INC	17,700	$2,623,671.00
70450Y103	PAYPAL HLDGS INC	19,900	$1,222,059.00
70959W103	PENSKE AUTOMOTIVE GROUP INC	15,000	$2,407,650.00
717081103	PFIZER INC	92,900	$2,674,591.00
718546104	PHILLIPS 66	15,100	$2,010,414.00
71880K101	PHINIA INC	6,200	$187,798.00
747525103	QUALCOMM INC	18,270	$2,642,390.10
750236101	RADIAN GROUP INC	35,200	$1,004,960.00
7591EP100	REGIONS FINANCIAL CORP	88,700	$1,740,294.00
759509102	RELIANCE INC	6,300	$1,761,984.00

Capital One Financial Corporation Associate Savings Plan

76009N100	UPBOUND GROUP INC	20,600	$707,404.00
783549108	RYDER SYSTEM INC	10,400	$1,196,624.00
78573L106	SABRA HEALTHCARE REIT INC	60,000	$856,200.00
808625107	SCIENCE APPLICATIONS INTERNATIONAL CORP	10,400	$1,292,928.00
828806109	SIMON PPTY GROUP INC - REIT	6,200	$884,368.00
83088M102	SKYWORKS SOLUTIONS INC	6,800	$764,456.00
833034101	SNAP-ON INCORPORATED	4,500	$1,299,780.00
84790A105	SPECTRUM BRANDS HOLDINGS INC	2,859	$228,062.43
85208M102	SPROUTS FMRS MKT INC	43,500	$2,092,785.00
857477103	STATE STREET CORP	20,400	$1,594,260.00
858119100	STEEL DYNAMICS INC	16,400	$1,943,810.00
860630102	STIFEL FINANCIAL CORP	15,700	$1,085,655.00
87165B103	SYNCHRONY FINANCIAL	22,100	$843,999.00
872280102	CARLYLE SECURED LENDING INC	40,200	$619,080.00
883203101	TEXTRON INC	24,690	$1,985,931.80
885160101	THOR INDUSTRIES INC	5,800	$688,634.00
89832Q109	TRUIST FINL CORP	28,200	$1,041,144.00
902681105	UGI CORP NEW	25,600	$639,360.00
91325V108	UNITI GROUP INC	41,580	$246,569.40
913903100	UNIVERSAL HEALTH SVCS INC CL B	5,700	$868,908.00
91913Y100	VALERO ENERGY CORP	10,100	$1,313,000.00
92343V104	VERIZON COMMUNICATIONS INC	85,100	$3,208,270.00
92556H206	PARAMOUNT GLOBAL CL B	36,500	$541,660.00
92556V106	VIATRIS INC	11,440	$123,895.20
92840M102	VISTRA CORP	60,000	$2,311,200.00
931427108	WALGREENS BOOTS ALLIANCE INC	23,000	$600,530.00
949746101	WELLS FARGO & CO	80,000	$3,937,600.00
959802109	WESTERN UNION CO	68,100	$811,752.00
963320106	WHIRLPOOL CORP	10,900	$1,327,293.00
989701107	ZIONS BANCORP	25,100	$1,101,137.00
B3SPXZ3	LYONDELLBASELL INDS CLASS A	14,200	$1,350,136.00
B4Q5ZN4	JAZZ PHARMA PLC	16,700	$2,054,100.00
BDX85Z1	CNH INDUSTRIAL NV	159,600	$1,943,928.00
BJ1N1M9	CAPRI HOLDINGS LTD	11,300	$567,712.00
BK5Z9R9	INMODE LTD	25,000	$556,000.00
BQ6BPG9	BUNGE GLOBAL SA	9,300	$938,835.00
			$253,985,628.51

Capital One Financial Corporation Associate Savings Plan

		262006208	Dreyfus Government Cash Mgmt Instl	626,047	$631,980.52
					$631,980.52
					$254,725,972.43
CAPITAL ONE MACQUARIE LCV	$275,135,611.99	CASH	(CASH)	(74,125)	$(74,124.61)
					$(74,124.61)
		020002101	ALLSTATE CORPORATION	69,001	$9,720,170.87
		026874784	AMERICAN INTERNATIONAL GROUP	126,800	$8,590,700.00
		039483102	ARCHER DANIELS MIDLAND CO	99,847	$7,210,950.34
		071813109	BAXTER INTL INC	230,000	$8,958,500.00
		125523100	CIGNA GROUP (THE)	28,400	$8,504,380.00
		126650100	CVS HEALTH CORP	109,800	$8,669,808.00
		17275R102	CISCO SYSTEMS INC	146,000	$7,375,920.00
		192446102	COGNIZANT TECH SOLUTIONS CL A	118,126	$8,922,056.78
		20030N101	COMCAST CORP CL A	27,377	$1,200,481.45
		205887102	CONAGRA BRANDS INC	230,000	$6,591,800.00
		20825C104	CONOCOPHILLIPS	71,543	$8,303,996.01
		254687106	DISNEY (WALT) CO	91,300	$8,270,867.00
		256677105	DOLLAR GENERAL CORP	58,972	$8,017,243.40
		256746108	DOLLAR TREE INC	58,100	$8,253,105.00
		260003108	DOVER CORP	53,894	$8,289,436.14
		26441C204	DUKE ENERGY CORP NEW	85,300	$8,277,512.00
		26614N102	DUPONT DE NEMOURS INC	103,500	$7,962,255.00
		29476L107	EQUITY RESIDENTIAL REIT	135,300	$8,364,584.25
		31620M106	FIDELITY NATL INFORM SVCS INC	129,807	$7,797,506.49
		436440101	HOLOGIC INC	105,265	$7,521,184.25
		438516106	HONEYWELL INTL INC	41,023	$8,602,933.33
		478160104	JOHNSON & JOHNSON	50,100	$7,852,674.00
		548661107	LOWES COS INC	37,900	$8,434,645.00
		58933Y105	MERCK & CO INC NEW	70,100	$7,696,279.00
		620076307	MOTOROLA SOLUTIONS INC	27,800	$8,731,146.00
		666807102	NORTHROP GRUMMAN CORP	17,500	$8,192,450.00
		68389X105	ORACLE CORP	72,000	$7,590,960.00
		75513E101	RAYTHEON TECHNOLOGIES CORP	81,700	$6,874,238.00
		872540109	TJX COMPANIES INC NEW	92,400	$8,668,044.00
		879360105	TELEDYNE TECHNOLOGIES INC	19,741	$8,810,210.89
		89417E109	TRAVELERS COMPANIES INC	37,863	$7,212,522.87
		89832Q109	TRUIST FINL CORP	222,300	$8,207,316.00

Capital One Financial Corporation Associate Savings Plan

		902973304	US BANCORP DEL	235,400	$10,303,458.00
		92343V104	VERIZON COMMUNICATIONS INC	211,300	$7,966,010.00
					$271,945,344.07
		262006208	Dreyfus Government Cash Mgmt Instl	3,387,456	$3,403,404.08
					$3,403,404.08
					$275,274,623.54
CAPITAL ONE POLEN LCG SMA	$206,166,819.08	CASH	(CASH)	—	$(0.04)
					$(0.04)
		002824100	ABBOTT LABORATORIES	65,156	$7,171,720.92
		00724F101	ADOBE INC	21,990	$13,119,234.00
		009066101	AIRBNB INC CLASS A	59,588	$8,112,310.32
		016255101	ALIGN TECHNOLOGY INC	6,998	$1,917,452.00
		02079K107	ALPHABET INC CL C	106,660	$15,031,593.80
		023135106	AMAZON.COM INC	132,257	$20,095,128.58
		052769106	AUTODESK INC	27,232	$6,630,447.36
		366651107	GARTNER INC	10,960	$4,944,165.60
		532457108	ELI LILLY & CO	3,480	$2,028,561.60
		57636Q104	MASTERCARD INC CL A	24,105	$10,281,023.55
		594918104	MICROSOFT CORP	50,578	$19,019,351.12
		64110L106	NETFLIX INC	21,322	$10,381,255.36
		654106103	NIKE INC CL B	33,294	$3,627,048.36
		670100205	NOVO-NORDISK AS CL B ADR	42,750	$4,422,487.50
		70450Y103	PAYPAL HLDGS INC	120,032	$7,371,165.12
		79466L302	SALESFORCE INC	41,818	$11,003,988.52
		81762P102	SERVICENOW INC	21,147	$14,940,144.03
		883556102	THERMO FISHER SCIENTIFIC INC	10,478	$5,565,284.92
		91324P102	UNITEDHEALTH GROUP INC	13,485	$7,099,447.95
		92826C839	VISA INC CL A	37,513	$9,766,509.55
		98138H101	WORKDAY INC CL A	17,799	$4,913,591.94
		98978V103	ZOETIS INC CL A	27,889	$5,504,451.93
		B4BNMY3	ACCENTURE PLC CL A	23,953	$8,405,347.23
					$201,351,711.26
		262006208	Dreyfus Government Cash Mgmt Instl	4,931,926	$4,952,843.73
					$4,952,843.73
					$206,304,554.95
CAPITAL ONE RIVER RD SMID	$88,580,377.11	CASH	(CASH)	1,268,519	$1,268,519.07
					$1,268,519.07

Capital One Financial Corporation Associate Savings Plan

004498101	ACI WORLDWIDE INC	56,625	$1,732,725.00
00751Y106	ADVANCE AUTO PARTS INC	8,018	$489,338.54
00922R105	AIR TRANSPORT SERVICES GROUP	129,551	$2,281,393.11
01626W101	ALIGHT INC CL A	163,340	$1,393,290.20
04010E109	ARGAN INC	20,151	$942,865.29
04247X102	ARMSTRONG WORLD INDUSTRIES INC	18,738	$1,842,320.16
042735100	ARROW ELECTRONICS INC	3,581	$437,777.25
047649108	ATKORE INC	19,902	$3,184,320.00
05550J101	BJS WHSL CLUB HLDGS INC	46,027	$3,068,159.82
071705107	BAUSCH+LOMB CORP	42,122	$718,601.32
126117100	C N A FINANCIAL CORP	18,714	$791,789.34
12685J105	CABLE ONE INC	1,017	$566,052.03
13765N107	CANNAE HOLDINGS INC	96,936	$1,891,221.36
165167735	CHESAPEAKE ENERGY CORP	5,486	$422,092.84
21871N101	CORECIVIC INC	151,123	$2,195,817.19
2339252	WHITE MOUNTAINS INS GROUP LTD	2,098	$3,157,510.98
24665A103	DELEK US HOLDINGS INC	45,053	$1,162,367.40
26484T106	DUN & BRADSTREET HOLDINGS IN	109,891	$1,285,724.70
2677606	AXIS CAPITAL HOLDINGS LTD	25,994	$1,450,725.14
29082K105	EMBECTA CORP	53,115	$1,005,466.95
29415F104	ENVISTA HOLDINGS CORP	34,377	$827,110.62
294268107	EPLUS INC	27,921	$2,229,212.64
30040P103	EVERTEC INC	31,681	$1,297,020.14
302635206	FS KKR CAP CORP	46,416	$959,418.72
31620R303	FIDELITY NATIONAL FINL INC	17,802	$908,258.04
349853101	FORWARD AIR CORP	6,599	$414,879.13
37247D106	GENWORTH FINANCIAL INC A	291,678	$1,948,409.04
403949100	HF SINCLAIR CORP	17,433	$968,751.81
457030104	INGLES MARKETS INC-CL A	11,838	$1,022,448.06
501889208	LKQ CORP	66,763	$3,190,603.77
536797103	LITHIA MOTORS INC CL A	1,602	$527,506.56
552690109	MDU RESOURCES GROUP INC	46,610	$928,704.25
553530106	MSC INDUSTRIAL DIRECT CO CL A	5,074	$513,793.24
580589109	MCGRATH RENTCORP	3,680	$440,201.60
60871R209	MOLSON COORS BEVERAGE CO B	13,441	$822,723.61
626755102	MURPHY USA INC	6,033	$2,151,126.48
62886E108	NCR VOYIX CORP	55,665	$941,295.15

Capital One Financial Corporation Associate Savings Plan

		629209305	NMI HOLDINGS INC	29,005	$860,868.40
		63001N106	NCR ATLEOS CORP	27,832	$676,039.28
		65158N102	NEWMARK GROUP INC CL A	61,918	$678,621.28
		668074305	NORTHWESTERN ENERGY GROUP INC	29,621	$1,507,412.69
		69047Q102	OVINTIV INC	8,414	$369,542.88
		69349H107	PNM RESOURCES INC	18,952	$788,403.20
		703395103	PATTERSON COMPANIES INC	29,084	$827,439.80
		71424F105	PERMIAN RESOURCES CORP CL A	129,539	$1,761,730.40
		731068102	POLARIS INC	10,746	$1,018,398.42
		74051N102	PREMIER INC	14,639	$327,328.04
		750236101	RADIAN GROUP INC	37,783	$1,078,704.65
		78454L100	SM ENERGY CO	25,979	$1,005,906.88
		844895102	SOUTHWEST GAS HOLDINGS INC	20,019	$1,268,203.65
		86614U100	SUMMIT MATERIALS INC CL A	22,635	$870,542.10
		87162W100	TD SYNNEX CORP	24,411	$2,626,867.71
		896215209	TRIMAS CORP	17,869	$452,621.77
		896945201	TRIPADVISOR INC	68,042	$1,464,944.26
		904708104	UNIFIRST CORP	13,927	$2,551,983.48
		92552R406	VIAD CORP	21,462	$776,924.40
		92840M102	VISTRA CORP	74,452	$2,867,891.04
		928881101	VONTIER CORP W/I	52,461	$1,812,527.55
		95082P105	WESCO INTERNATIONAL INC	10,657	$1,853,039.16
		96208T104	WEX INC	13,815	$2,687,708.25
		981475106	WORLD KINECT CORP	23,457	$537,634.44
		985817105	YELP INC	24,533	$1,161,392.22
		BJJN444	CLARIVATE PLC	146,622	$1,357,719.72
		JYV226000	GCI LIBERTY INC CL A ESCROW LINE	39,450	$0.39
					$83,301,417.54
		262006208	Dreyfus Government Cash Mgmt Instl	4,078,767	$4,096,328.64
					$4,096,328.64
					$88,666,265.25
CAPITAL ONE T ROWE LC GR	$230,800,026.30	CASH	(CASH)	207,430	$207,430.21
					$207,430.21
		00724F101	ADOBE INC	4,912	$2,930,499.20
		007903107	ADVANCED MICRO DEVICES INC	11,312	$1,667,501.92
		00827B106	AFFIRM HOLDINGS INC	11,777	$578,721.78
		02079K305	ALPHABET INC CL A	111,717	$15,605,747.73

Capital One Financial Corporation Associate Savings Plan

023135106	AMAZON.COM INC	111,578	$16,953,161.32
032095101	AMPHENOL CORPORATION CL A	39,714	$3,945,585.90
037833100	APPLE INC	102,908	$19,812,877.24
049468101	ATLASSIAN CORP PLC CLS A	9,856	$2,344,348.16
051774107	AURORA INNOVATION INC	76,549	$334,519.13
075887109	BECTON DICKINSON & CO	10,336	$2,520,226.88
09857L108	THE BOOKING HOLDINGS INC	977	$3,465,633.94
125523100	CIGNA GROUP (THE)	20,049	$6,003,673.05
127387108	CADENCE DESIGN SYSTEMS INC	7,082	$1,928,924.34
169656105	CHIPOTLE MEXICAN GRILL INC	846	$1,934,768.16
22266T109	COUPANG INC A	71,185	$1,152,485.15
235851102	DANAHER CORP	2,700	$625,266.00
256677105	DOLLAR GENERAL CORP	9,000	$1,223,550.00
268150109	DYNATRACE INC	31,618	$1,729,188.42
30303M102	META PLATFORMS INC CL A	26,482	$9,373,568.72
303250104	FAIR ISAAC CORP	1,570	$1,827,495.70
337738108	FISERV INC	50,117	$6,657,542.28
37940X102	GLOBAL PAYMENTS INC	20,904	$2,654,808.00
443201108	HOWMET AEROSPACE INC	14,600	$790,152.00
444859102	HUMANA INC	3,219	$1,476,539.21
45687V106	INGERSOLL RAND INC	39,909	$3,086,562.06
461202103	INTUIT INC	14,170	$8,856,675.10
46120E602	INTUITIVE SURGICAL INC	14,608	$4,928,154.88
52490G102	LEGEND BIOTECH CORP SPON ADR	15,148	$911,455.16
532457108	ELI LILLY & CO	7,857	$4,580,002.44
57636Q104	MASTERCARD INC CL A	15,996	$6,822,453.96
594918104	MICROSOFT CORP	82,077	$30,864,235.08
60937P106	MONGODB INC CL A	1,419	$580,158.15
61174X109	MONSTER BEVERAGE CORP	38,653	$2,226,799.33
64110L106	NETFLIX INC	5,616	$2,734,318.08
67066G104	NVIDIA CORP	24,039	$11,904,593.58
70438V106	PAYLOCITY HOLDING CORP	10,136	$1,670,919.60
70614W100	PELOTON INTERACTIVE INC CL A	83,575	$508,971.75
70975L107	PENUMBRA INC	3,037	$763,926.98
76954A103	RIVIAN AUTOMOTIVE INC	44,868	$1,052,603.28
778296103	ROSS STORES INC	24,401	$3,376,854.39
79466L302	SALESFORCE INC	5,234	$1,377,274.76

Capital One Financial Corporation Associate Savings Plan

		806857108	SCHLUMBERGER LTD	31,900	$1,667,451.00
		808513105	SCHWAB CHARLES CORP	10,900	$749,920.00
		81762P102	SERVICENOW INC	5,022	$3,547,992.78
		83304A106	SNAP INC - A	55,948	$947,199.64
		863667101	STRYKER CORP	15,015	$4,508,403.90
		872590104	T-MOBILE US INC	12,721	$2,039,557.93
		892672106	TRADEWEB MARKETS INC A	14,312	$1,300,674.56
		91324P102	UNITEDHEALTH GROUP INC	16,637	$8,758,881.39
		92532F100	VERTEX PHARMACEUTICALS INC	2,750	$1,118,947.50
		92826C839	VISA INC CL A	21,508	$5,599,607.80
		B908F01	ASML HLDG NV (NY REG SHS) NEW YORK REGISTERED SHAR	4,070	$3,080,664.40
		BFZ1K46	SPOTIFY TECHNOLOGY SA	8,604	$1,616,777.64
					$228,718,821.35
		262006208	Dreyfus Government Cash Mgmt Instl	500,000	$502,316.52
		76105Y109	T ROWE PRICE GOVERNMENT RESERVE INVESTMENT FUND	1,565,900	$1,570,998.40
					$2,073,314.92
					$230,999,566.48
CAPITAL ONE VIC CAP SMID	$204,982,600.23	CASH	(CASH)	154,787	$154,786.51
					$154,786.51
		00123Q104	AGNC INVESTMENT CORP	191,379	$1,900,856.19
		00766T100	AECOM	23,685	$2,189,204.55
		01741R102	ATI INC	38,460	$1,748,776.20
		018522300	ALLETE INC	35,413	$2,165,859.08
		025932104	AMERICAN FINL GROUP INC OHIO	11,842	$1,407,895.38
		035710839	ANNALY CAPITAL MGMT INC REIT	105,951	$2,122,773.77
		03674X106	ANTERO RES CORP	46,278	$1,049,585.04
		03750L109	APARTMENT INCOME REIT CORP CL A	58,293	$2,024,515.89
		03940R107	ARCH RESOURCES INC CL A	11,095	$1,841,104.30
		04316A108	ARTISAN PARTNERS ASSET MANAGEMENT INC A	32,941	$1,455,333.38
		047649108	ATKORE INC	10,865	$1,738,400.00
		04911A107	ATLANTIC UN BANKSHARES CORP	45,301	$1,655,298.54
		05550J101	BJS WHSL CLUB HLDGS INC	23,972	$1,597,973.52
		062540109	BANK HAWAII CORP	27,652	$2,003,663.92
		077454106	BELDEN INC	20,408	$1,577,560.00
		08579W103	BERRY GLOBAL GROUP INC	32,021	$2,157,895.19
		094235108	BLOOMIN BRANDS INC	56,051	$1,577,835.65
		109696104	BRINKS CO	24,547	$2,158,908.65

Capital One Financial Corporation Associate Savings Plan

117043109	BRUNSWICK CORP	17,649	$1,707,540.75
125269100	CF INDUSTRIES HOLDINGS INC	15,234	$1,211,103.00
127203107	CACTUS INC CL A	26,617	$1,208,411.80
12769G100	CAESARS ENTERTAINMENT INC	34,493	$1,617,031.84
13057Q305	CALIFORNIA RES CORP	25,180	$1,376,842.40
133131102	CAMDEN PROPERTY TRUST - REIT	17,418	$1,746,851.22
142339100	CARLISLE COS INC	8,220	$2,568,174.60
17243V102	CINEMARK HOLDINGS INC	72,780	$1,025,470.20
17888H103	CIVITAS RESOURCES INC	19,316	$1,320,828.08
184496107	CLEAN HARBORS INC	13,509	$2,357,455.59
185899101	CLEVELAND-CLIFFS INC	105,434	$2,152,962.28
201723103	COMMERCIAL METALS CO	38,747	$1,938,899.88
21874C102	CORE & MAIN INC	52,544	$2,123,303.04
222070203	COTY INC CL A	139,180	$1,728,615.60
231561101	CURTISS WRIGHT CORPORATION	9,198	$2,049,222.42
2353058	FLEX LTD	55,189	$1,681,056.94
25271C201	DIAMOND OFFSHORE DRILLING INC	101,467	$1,319,071.00
254543101	DIODES INC	21,730	$1,749,699.60
27579R104	EAST WEST BANCORP INC	21,615	$1,555,199.25
29261A100	ENCOMPASS HEALTH CORP	25,180	$1,683,786.60
29430C102	VESTIS	93,190	$1,973,372.31
298736109	EURONET WORLDWIDE INC	15,924	$1,616,126.76
313745101	FEDERAL REALTY INVESTMENT TR	21,098	$2,197,145.72
32054K103	FIRST INDUSTRIAL REALTY TRUST	49,842	$2,641,496.54
343412102	FLUOR CORP	53,004	$2,076,166.68
346375108	FORMFACTOR INC	43,174	$1,800,787.54
36262G101	GXO LOGISTICS INC	26,387	$1,613,828.92
36467J108	GAMING AND LEISURE PROPRTI INC	51,452	$2,539,156.20
37637Q105	GLACIER BANCORP INC	49,727	$2,054,719.64
431284108	HIGHWOODS PROPERTIES INC	68,239	$1,566,767.44
44107P104	HOST HOTELS & RESORTS INC	118,311	$2,357,828.37
447011107	HUNTSMAN CORP	58,236	$1,463,470.68
45073V108	ITT INC	19,948	$2,380,195.36
45688C107	INGEVITY CORP	30,716	$1,450,409.52
46333X108	IRONWOOD PHARMA CL A (PEND)	157,806	$1,805,300.64
466313103	JABIL INC	11,957	$1,523,321.80
48203R104	JUNIPER NETWORKS INC	72,550	$2,138,774.00

Capital One Financial Corporation Associate Savings Plan

49714P108	KINSALE CAPITAL GROUP INC	2,875	$962,866.25
497266106	KIRBY CORP	23,398	$1,836,275.04
499049104	KNIGHT-SWIFT TRANSPORTATION HOLDINGS INC	33,976	$1,958,716.40
50050N103	KONTOOR BRANDS INC	26,503	$1,654,317.26
500643200	KORN FERRY	18,722	$1,116,797.00
501242101	KULICKE & SOFFA INDUSTRIES INC	30,182	$1,657,723.44
525327102	LEIDOS HOLDINGS INC	13,050	$1,412,532.00
531229755	LIBERTY MEDIA CORP LIBERTY FORMULA ONE CL C	19,892	$1,255,781.96
534187109	LINCOLN NATIONAL CORP	47,371	$1,277,595.87
535919500	LIONS GATE ENTERTAINMENT CORP B	90,890	$926,169.10
552848103	MGIC INVESTMENT CORP	105,665	$2,038,277.85
55303J106	MGP INGREDIENTS INC	13,280	$1,308,345.60
55306N104	MKS INSTRUMENTS INC	22,536	$2,318,278.32
556269108	STEVEN MADDEN LTD	45,129	$1,895,418.00
57164Y107	MARRIOTT VACATIONS WORLD	18,972	$1,623,370.24
60871R209	MOLSON COORS BEVERAGE CO B	26,675	$1,632,776.75
636180101	NATIONAL FUEL GAS CO NJ	34,781	$1,762,525.37
655664100	NORDSTROM INC	118,427	$2,184,978.15
674215207	CHORD ENERGY CORP	7,990	$1,328,177.70
69047Q102	OVINTIV INC	31,504	$1,383,655.68
693656100	PVH CORP	21,444	$2,618,741.28
71377A103	PERFORMANCE FOOD GROUP CO	28,055	$1,940,003.25
71424F105	PERMIAN RESOURCES CORP CL A	104,113	$1,415,936.80
723484101	PINNACLE WEST CAPITAL CORP	21,674	$1,557,060.16
74112D101	PRESTIGE CONSUMER HEALTHCARE INC	24,376	$1,492,298.72
743606105	PROSPERITY BANCSHARES INC	19,029	$1,299,705.45
751212101	RALPH LAUREN CORP	11,958	$1,733,494.35
759351604	REINSURANCE GROUP OF AMERICA	9,314	$1,506,818.92
759509102	RELIANCE INC	7,704	$2,154,654.72
783549108	RYDER SYSTEM INC	15,293	$1,759,612.58
78709Y105	SAIA INC	5,519	$2,418,536.18
79546E104	SALLY BEAUTY HLDGS INC	113,081	$1,501,715.68
80874P109	LIGHT & WONDER INC CL A	18,339	$1,505,815.29
81619Q105	SELECT MEDICAL HLDGS CORP	61,226	$1,438,811.00
816300107	SELECTIVE INSURANCE GROUP INC	13,395	$1,332,534.60
82981J109	SITE CENTERS CORP	103,710	$1,444,339.20
840441109	SOUTHSTATE CORP	23,858	$2,014,808.10

Capital One Financial Corporation Associate Savings Plan

		860630102	STIFEL FINANCIAL CORP	24,836	$1,717,409.40
		87157D109	SYNAPTICS INC	12,993	$1,482,241.44
		87161C501	SYNOVUS FINANCIAL CORP.	47,716	$1,815,005.04
		88033G407	TENET HEALTHCARE CORP	25,641	$1,937,690.37
		88076W103	TERADATA CORP	39,495	$1,718,427.45
		880779103	TEREX CORP	25,641	$1,473,331.86
		883203101	TEXTRON INC	29,320	$2,358,512.62
		902681105	UGI CORP NEW	72,436	$1,809,636.60
		91307C102	UNITED THERAPEUTICS CORP DEL	7,761	$1,706,566.29
		919794107	VALLEY NATL BANCORP	158,037	$1,734,016.24
		920253101	VALMONT INDUSTRIES INC	10,578	$2,476,557.18
		923451108	VERITEX HOLDINGS INC	75,138	$1,748,461.26
		92839U206	VISTEON CORP	11,728	$1,464,827.20
		92840M102	VISTRA CORP	59,501	$2,291,978.52
		929089100	VOYA FINANCIAL INC	22,479	$1,640,067.84
		929740108	WESTINGHOUSE AIR BRAKE TECH CORP	16,270	$2,064,663.00
		957638109	WESTERN ALLIANCE BANCORP	26,158	$1,720,934.82
		960413102	WESTLAKE CORP	11,786	$1,649,568.56
		B4Q5ZN4	JAZZ PHARMA PLC	9,313	$1,145,499.00
		B9CGTC3	NORWEGIAN CRUISE LINE HLDGS LTD	96,294	$1,929,731.76
		BGH1M56	PERRIGO CO PLC	48,923	$1,574,342.14
		BLS09M3	PENTAIR PLC	33,804	$2,457,888.84
		BYMT0J1	LIVANOVA PLC	29,262	$1,514,015.88
		BYX60M4	INTERNATIONAL SEAWAYS INC	29,031	$1,320,329.88
					$203,115,000.91
		HHD822000	BNY COLLECTIVE US GOVT STIF 15 BPS	1,903,485	$1,915,535.54
					$1,915,535.54
					$205,185,322.96
CAPITAL ONE WILLIAM SMID	$158,892,184.46	CASH	(CASH)	88,338	$88,338.49
					$88,338.49
		00404A109	ACADIA HEALTHCARE CO INC	33,208	$2,582,254.08
		00790R104	ADVANCED DRAINAGE SYSTEMS INC	21,117	$2,969,894.88
		011642105	ALARM.COM HOLDINGS INC	26,043	$1,682,898.66
		03152W109	AMICUS THERAPEUTICS INC	135,653	$1,924,916.07
		05464C101	AXON ENTERPRISE INC	12,621	$3,260,382.93
		05605H100	BWX TECHNOLOGIES INC	49,974	$3,834,505.02
		09073M104	BIO TECHNE CORP	28,431	$2,193,735.96

Capital One Financial Corporation Associate Savings Plan

09627Y109	BLUEPRINT MEDICINES CORP	21,986	$2,027,988.64
109194100	BRIGHT HORIZONS FAMILY SOLUTIONS INC	21,246	$2,002,223.04
109696104	BRINKS CO	28,572	$2,512,907.40
12008R107	BUILDERS FIRSTSOURCE	14,209	$2,372,050.46
122017106	BURLINGTON STORES INC	7,109	$1,382,558.32
125269100	CF INDUSTRIES HOLDINGS INC	26,654	$2,118,993.00
14316J108	CARLYLE GROUP INC (THE)	87,931	$3,577,912.39
147448104	CASELLA WASTE SYS INC CL A	24,651	$2,106,674.46
15687V109	CERTARA INC	65,897	$1,159,128.23
159864107	CHARLES RIVER LABS INTL INC	5,641	$1,333,532.40
16115Q308	CHART INDUSTRIES INC	13,361	$1,821,505.13
16359R103	CHEMED CORP	5,947	$3,477,508.25
185123106	CLEARWATER ANALYTICS HOLDINGS INC	73,231	$1,466,816.93
192422103	COGNEX CORP	33,433	$1,395,493.42
2158684	CAMECO CORP	45,310	$1,952,861.00
228368106	CROWN HOLDINGS INC	26,980	$2,484,588.20
2556868	EVEREST GROUP LTD	4,387	$1,551,155.46
268150109	DYNATRACE INC	56,247	$3,076,148.43
26856L103	ELF BEAUTY INC	23,767	$3,430,528.78
26969P108	EAGLE MATERIALS INC	6,843	$1,389,824.37
29261A100	ENCOMPASS HEALTH CORP	55,809	$3,731,947.83
29362U104	ENTEGRIS INC	11,548	$1,383,681.36
298736109	EURONET WORLDWIDE INC	7,784	$789,998.16
30050B101	EVOLENT HEALTH INC A	57,493	$1,898,993.79
302081104	EXLSERVICE HOLDINGS INC	39,689	$1,224,405.65
302492103	FLYWIRE CORP	64,232	$1,486,970.80
33829M101	FIVE BELOW INC	14,764	$3,147,094.24
358039105	FRESHPET INC	40,007	$3,471,007.32
379577208	GLOBUS MEDICAL INC	18,640	$993,325.60
40171V100	GUIDEWIRE SOFTWARE INC	29,891	$3,259,314.64
42226A107	HEALTHEQUITY INC	26,396	$1,750,054.80
422806208	HEICO CORP CL A	16,425	$2,339,577.00
457669307	INSMED INC	48,776	$1,511,568.24
457730109	INSPIRE MEDICAL SYSTEMS INC	9,610	$1,954,962.30
45784P101	INSULET CORP	10,796	$2,342,516.08
500688106	KOSMOS ENERGY LTD	186,014	$1,248,153.94
513847103	LANCASTER COLONY CORP	17,422	$2,898,846.58

Capital One Financial Corporation Associate Savings Plan

518415104	LATTICE SEMICONDUCTOR CORP	16,907	$1,166,413.93
538034109	LIVE NATION ENTERTAINMENT INC	20,667	$1,934,431.20
589378108	MERCURY SYSTEMS INC	67,907	$2,483,358.99
589889104	MERIT MEDICAL SYSTEMS INC	37,570	$2,853,817.20
63845R107	NATIONAL VISION HOLDINGS INC	102,418	$2,143,608.74
640491106	NEOGEN CORP	89,635	$1,802,559.85
644393100	NEW FORTRESS ENERGY INC	69,025	$2,604,313.25
653656108	NICE LTD SPON ADR	12,561	$2,506,045.11
67000B104	NOVANTA INC	11,773	$1,982,690.93
70975L107	PENUMBRA INC	11,310	$2,844,917.40
73278L105	POOL CORP	8,460	$3,373,086.60
758750103	REGAL REXNORD CORP	7,374	$1,094,080.38
759916109	REPLIGEN	11,777	$2,117,504.60
76156B107	REVOLVE GROUP INC	64,554	$1,070,305.32
78463M107	SPS COMMERCE INC	6,699	$1,298,534.16
82489W107	SHOALS TECHNOLOGIES GROUP INC	59,230	$920,434.20
82982L103	SITEONE LANDSCAPE SUPPLY INC	7,941	$1,290,412.50
86800U104	SUPER MICRO COMPUTER INC	6,699	$1,904,257.74
88025T102	TENABLE HOLDINGS INC	44,205	$2,036,082.30
89055F103	TOPBUILD CORP	5,521	$2,066,289.46
892672106	TRADEWEB MARKETS INC A	23,654	$2,149,675.52
89531P105	TREX CO INC	25,689	$2,126,792.31
90184D100	TWIST BIOSCIENCE CORP	43,746	$1,612,477.56
902252105	TYLER TECHNOLOGIES INC	6,184	$2,585,654.08
922280102	VARONIS SYSTEMS INC	38,089	$1,724,669.92
928254101	VIRTU FINANCIAL INC- CL A	76,725	$1,554,448.50
957638109	WESTERN ALLIANCE BANCORP	23,184	$1,525,275.36
971378104	WILLSCOT MOBILE MINI HOLDINGS CORP	24,125	$1,073,562.50
B44VQM0	WHITECAP RESOURCES INC	172,785	$1,169,561.81
B7KH3G6	AMBARELLA INC	16,915	$1,036,720.35
BDSFG98	TECHNIPFMC PLC	46,396	$934,415.44
BJQ0C55	FIRSTSERVICE CORP	10,217	$1,658,372.36
BN2QTL0	NOBLE CORP PLC	23,598	$1,136,479.68
JPA153000	ABIOMED INC CVR	6,249	$17,372.22
			$156,320,025.71
262006208	Dreyfus Government Cash Mgmt Instl	2,664,585	$2,676,983.07
			$2,676,983.07

Capital One Financial Corporation Associate Savings Plan

					$159,085,347.27
Capital One Stock Fund	$395,343,150.01	CASH	(CASH)	—	$0.38
					$0.38
		14040H105	CAPITAL ONE FINANCIAL CORP	2,948,025	$386,545,038.00
					$386,545,038.00
		31607A703	FIMM MM GOVERNMENT PORTFOLIO - INSTL CL	8,823,094	$8,858,110.72
					$8,858,110.72
					$395,403,149.10
International Equity Fund	$422,828,540.61	02509D541	AMERICAN CENTURY NON-U.S. CONCENTRATED GROWTH (EAF	5,460,155	$78,955,475.18
		04281W762	ARROWSTREET INTERNATIONAL EQUITY EAFE CIT CLASS M	733,528	$135,413,823.94
		49N99X671	INVESTEC EM LLC	563,869	$85,505,129.89
		80808J609	SCHRODER INTERNATIONAL MULTI-CAP VALUE TRUST M	7,025,863	$104,544,840.73
					$404,419,269.74
		316146315	FIDELITY GLOBAL EX U.S. INDEX FUND	1,315,751	$18,525,779.90
					$18,525,779.90
					$422,945,049.64
Stable Value Fund	$548,469,686.20	31607A703	FIMM MM GOVERNMENT PORTFOLIO - INSTL CL	15,339,224	$15,390,839.69
					$15,390,839.69
		062454001	PRUDENTIAL INS CO AMERICA ACT		$92,146,771.80
		30099	MASSACHUSETTS MUTUAL WBS		$86,291,309.66
		38004	METROPOLITAN LIFE INC CO SICN		$94,575,603.23
		60119-VOYA	VOYA ACT		$84,616,171.49
		G-027257.01	PACIFIC LIFE INS CO ACT		$84,017,126.39
		MDA01269TR-00	TRANSAMERICA PREMIER LIFE ACT		$91,431,863.94
					$533,078,846.51
					$548,469,686.20
	$548,470,486.98	062454001	PRUDENTIAL INS CO AMERICA ACT		$92,146,771.80
		30099	MASSACHUSETTS MUTUAL WBS		$86,291,309.66
		38004	METROPOLITAN LIFE INC CO SICN		$94,575,603.23
		60119-VOYA	VOYA ACT		$84,616,171.49
		G-027257.01	PACIFIC LIFE INS CO ACT		$84,017,126.39
		MDA01269TR-00	TRANSAMERICA PREMIER LIFE ACT		$91,431,863.94
					$533,078,846.51
		SHORT TERM INVESTMENT FUND	FIDELITY STF		$15,391,640.47
					$15,391,640.47
					$548,470,486.98
State Street S&P 500® Index Non-Lending Series Fund	$2,030,138,280.90	857444590	STATE STREET S&P 500 INDEX NON-LENDING SERIES FUND	19,628,260	$2,030,150,943.60

Capital One Financial Corporation Associate Savings Plan

					$2,030,150,943.60
					$2,030,150,943.60
U.S. Small / Mid Cap Equity Fund	$585,461,987.66	064234933	BLACKROCK RUSS 2500 INDEX FD	596,172	$26,781,386.61
					$26,781,386.61
		FGD189000	CAPITAL ONE JACKSON SMID	9,223,704	$106,459,996.40
		FGD190000	CAPITAL ONE RIVER RD SMID	4,670,827	$88,451,454.08
		FGD192000	CAPITAL ONE WILLIAM SMID	10,240,394	$158,910,435.57
		ICB482000	VICTORY CAPITAL SMID	19,162,057	$204,861,549.15
					$558,683,435.20
					$585,464,821.81

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITAL ONE FINANCIAL CORPORATION
ASSOCIATE SAVINGS PLAN

Date: June 26, 2024	By:	/s/ PAMELA VENTURA
Pamela Ventura
on behalf of the Benefits Committee, as Plan Administrator